SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PARAMETRIC TECHNOLOGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock

par value $.01 per share

(Title of Class of Securities)

699173100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Cornelius F. Moses, III

Executive Vice President and Chief Financial Officer

Parametric Technology Corporation

140 Kendrick Street

Needham, Massachusetts 02494

(781) 370-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Matthew C. Dallett, Esq.

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable.	Date Filed:	Not Applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Explanatory Note

The following relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange (the “Exchange”) by Parametric Technology Corporation (the “Company”).

On June 29, 2005, the Company sent an email regarding the Exchange to its employees (the “6/29 Email”), which is attached as Exhibit 99.1 hereto.

Additional Information About the Option Exchange and Where to Find It

Neither the above information nor the 6/29 Email constitutes an offer to holders of options to exchange their options. When the Exchange is commenced, the Company will provide optionholders who are eligible to participate in the Exchange with written materials explaining the terms of the Exchange. Persons who are eligible to participate in the Exchange should read these materials carefully when they receive them because they will contain important information about the Exchange. The Company will file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. The tender offer statement and all written materials attached to it explaining the Exchange will be available free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Email sent to employees on June 29, 2005.

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